SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Rule 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
SECURITIES EXCHANGE ACT OF 1934)
Amendment No. 4
HARBOR BANKSHARES CORPORATION
(Name of the Issuer)
HARBOR BANKSHARES CORPORATION
(Name of Person(s) Filing Statement)
Common Stock $.01 par value
411465 10 7
(CUSIP Number of Class of Securities)

Joseph Haskins, Jr.	With a copy to:
Chairman, President and Chief Executive Officer Harbor Bankshares Corporation 25 West Fayette Street Baltimore, MD 21201 (410) 528-1800	James I. Lundy, III Attorney at Law Suite 400 1700 Pennsylvania Avenue, NW Washington, DC 20006 202.349.7130

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of
Person(s) Filing Statement)
This statement is filed in connection with (check the appropriate box):
a. ☑ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐ The filing of a registration statement under the Securities Act of 1933.
c. ☐ A tender offer.
d. ☐ None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

Transaction Valuation *	Amount of Filing Fee
$386,818	$41.39

*	The transaction value was calculated based on the $31.00 per share to be paid for an estimated 12,478 shares expected to be cashed out in the Rule 13e-3 transaction. The filing fee was $107 per million dollars of the total transaction value of $386,818.
☑ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:$41.39	Filing Party:	Harbor Bankshares Corporation

Form or Registration No.: Schedule 14A	Date Filed:	May 2, 2006

Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 16. Exhibits
SIGNATURES

INTRODUCTORY STATEMENT
     This Amendment No. 4 to Schedule 13E-3 is being filed in connection with the merger (the “Merger”) of Harbor Merger Corporation, a wholly-owned subsidiary of Harbor (“merger subsidiary”), with and into Harbor, with Harbor being the surviving corporation following the Merger, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”). The Merger was approved by the required vote of shareholders at the annual meeting of shareholders held on January 17, 2007, as reported in the Current Report on Form 8-K filed by Harbor on January 19, 2007. The Merger became effective at 3:15 p.m. Eastern Time on January 31, 2007.
     Pursuant to the Merger Agreement, shares owned by holders of Harbor common stock, par value $0.01 per share, who owned of record 100 or fewer shares were converted into the right to receive $31.00 per share. The shares owned by other holders were not affected. Following the Merger, Harbor has fewer than 300 shareholders of record. Harbor intends to terminate registration of its common stock under the Securities Exchange Act of 1934 (the “Exchange Act”) and to suspend its reporting obligations under Section 13 of the Exchange Act, and accordingly has filed a Form 15 Certification and Notice of Termination of Registration with the Securities and Exchange Commission.
     This Schedule 13E-3 is being filed in connection with the definitive proxy statement ( the “Proxy Statement”) filed on November 13, 2006, by Harbor on Schedule 14A under the Exchange Act for Harbor’s 2006 annual meeting of shareholders. In accordance with the requirements of General Instruction G to Schedule 13E-3 this Schedule 13E-3 incorporates, where applicable, the information contained in the Proxy Statement in response to the Items hereof.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 5 is amended by the addition of the following.
     (b) The Merger Agreement was approved by the required vote of Harbor shareholders at the annual meeting of shareholders held on January 17, 2007. The Merger became effective at 3:15 p. m. Eastern Time on January 31, 2007 pursuant to articles of Merger filed by Harbor and the merger subsidiary the Maryland Department of Assessments and Taxation. As a result of the Merger, the number of holders of record of Harbor common stock is less than 300, and on February 5, 2007, Harbor filed a Form 15 Certification and Notice of Termination of Registration in reliance upon Rule 12h-3(b)(1)(i). Pursuant to the Merger Agreement, Harbor engaged American Stock Transfer and Trust Company as exchange agent for exchange of certificates from and payment of cash to shareholders who are entitled to receive cash in the Merger
Item 6. Purposes of the Transaction and Plans or Proposals.
Item 6 is amended by the addition of the following.
     (c) The effective time of the Merger was 3:15 p. m. Eastern Time on January 31, 2007.
Item 16. Exhibits.
Item 16 is amended to read as follows:
(a)	(i)	Definitive Proxy Statement for the Annual Meeting of Shareholders with appendices, dated November 16, 2006, filed November 13, 2006 (incorporated by reference).
(ii)	Current Report on Form 8-K filed January 19, 2007 (incorporated by reference)
(b)	Not applicable.
(c)	(i)	Opinion of Danielson Associates dated December 8, 2005 (Previously filed as Exhibit (c) to Schedule 13E-3 filed May 2, 2006.)
(ii)	Opinion of Danielson Associates, as amended (Previously filed as Exhibit (c)(ii) to Amendment No. 1. to Schedule 13E-3 filed August 1, 2006.)

(iii)	Fairness Opinion and Report of Danielson Associates dated as of December 8, 2006. (Previously filed as Exhibit (c)(iii) to Amendment No. 1. to Schedule 13E-3 filed August 1, 2006.)

(iv)	Fairness Opinion and Report of Danielson Associates dated as of December 8, 2005, amended to clarify opinion with respect to fairness to shareholders and valuation methodology (Previously filed as Exhibit (c)(iv) to Amendment No. 1. to Schedule 13E-3 filed August 1, 2006.)

(v)	Fairness Opinion and Report of Danielson Associates dated as of August 29, 2006, (Included as Appendix B to the Proxy Statement..)
     (d) Not applicable.
     (f) Form of Proxy for the Annual Meeting of Shareholders. (Previously filed as Exhibit (f) to Schedule 13E-3 filed August 1, 2006
     (g) Not applicable.
SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2007	HARBOR BANKSHARES CORPORATION
	By:	/s/ Joseph Haskins, Jr.
Joseph Haskins, Jr.
Chairman, President, and Chief Executive Officer

^
3